UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: March, 2002	Commission File Number: 0-30594

GT Group Telecom Inc.
(Name of Registrant)

Suite 700 — 20 Bay Street
Toronto, Ontario
Canada M5J 2N8
(416) 848-2000
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [ X ]

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NOTE

     This Form 6-K Report is incorporated by reference into the Registration Statements on Form F-3 of GT Group Telecom Inc. (Registration No. 333-45378 and 333-58624).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GT GROUP TELECOM INC.

Date: March 22, 2002	By:	/s/	Mark Hemingway

		Name:	Mark Hemingway
		Title:	General Counsel

EXHIBIT

Exhibit	Description of Exhibit	Page

1	Press Release dated March 22, 2002		4